UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT OT §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

OncBioMune Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

68235A 101
(CUSIP Number)

American Capital Ventures, Inc. 1507 Presidential Way North Miami Beach, FL 33179 (305) 918-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

American Capital Ventures, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]
6.	Citizenship or Place of Organization

FL

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,648,831 (1)
	8.	Shared Voting Power

0 (1)
	9.	Sole Dispositive Power

1,648,831 (1)
	10.	Shared Dispositive Power

0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,648,831 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11)

3.2% (2)
14.	Type of Reporting Person (See Instructions)

CO

(1)	The shares of common stock reported herein give effect to the reverse stock split that became effective on August 27, 2015.
(2)	This percentage is calculated based on 51,493,372 shares of common stock outstanding as of August 27, 2015.

SCHEDULE 13D/A

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission by American Capital Ventures, Inc., a Florida corporation (the “Reporting Person”), on May 27, 2015, as amended on May 29, 2015 (the “Schedule 13D”), with respect to shares of common stock, par value $0.0001 per share, of OncBioMune Pharmaceuticals, Inc., a Nevada corporation (the “Issuer”). The shares of common stock reported herein give effect to the reverse stock split that became effective on August 27, 2015. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends Item 5 as set forth below.

This Amendment constitutes an exit filing with respect to the Schedule 13D for the Reporting Person.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) – (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	The Reporting Person beneficially owns 1,648,831 shares of Common Stock, representing approximately 3.2% of the outstanding shares of Common Stock.

(b)	The information set forth in Item 5(a) of this Amendment is incorporated herein by reference. The Reporting Person has sole voting power and sole dispositive power over the shares of Common Stock, and does not have shared voting power or shared dispositive power over any shares of Common Stock.

(c)	The Reporting Person acquired 666,666 shares of Common Stock through settlement of $2,000 of debt of the Issuer held by the Reporting Person, representing a price per share of $0.003.

(e)	August 27, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2015

AMERICAN CAPITAL VENTURES, INC.

By:	/s/ Howard Gostfrand
Name:	Howard Gostfrand
Title:	President